

December 20, 2010

Mr. Eddie Cheung Wai Hung
Chief Financial Officer
Innocom Technology Holdings, Inc.
Suite 901, Sun Hung Kai Centre, 30
Harbour Road, Wanchai, Hong Kong, PRC

> **Re:** **Innocom Technology Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **Form 10-K for the Fiscal Year Ended December 31. 2009**
> **Filed April 15, 2010**
> **File No. 0-50164**

Dear Mr. Hung:

   We have reviewed your response letter dated December 8, 2010 and your proposed amendment on December 10, 2010. As noted in our letters dated September 25, 2008 and October 8, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2007 (Pending Amendment)

General

1. We note your draft amendment of your Form 10-K for the year ended December 31, 2007 which you provided on December 10, 2010. When filed, please ensure that the Form 10-K is signed by your current officers and directors and dated as of the filing date of the amendment. Similarly, please ensure that the certifications contained in Exhibits 31.1, 31.2, 32.1, and 32.2 are signed by your current officers and dated as of the filing date of

the amendment. Please comply with this comment in your amendments to the Forms 10-Q.

2. As previously requested, please amend your filings to comply with our comments one, two, five, six, seven, nine, ten and eleven from our comment letter dated September 25, 2008. Your most recent draft amendment did not contain the revisions which you had proposed in the attachments to your correspondence dated July 26, 2010. When filed, each document should be filed as Amendment 1 to your Form 10-K or 10-Q as appropriate.

3. We note your response to comment three from our letter dated September 25, 2008. Please revise the reported amounts for your results of operations, statements of stockholders' equity, and statements of cash flows to cover the 12-month period ended December 31, 2006, instead of a 15-month period.

*   *   *   *

Please file all correspondence over EDGAR.   You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor at (202) 551-3268 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Gregory M. Wilson, Attorney at Law via FAX (509) 891-8382